SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
 Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐ No  ☒

News Release	January 30, 2003

Stora Enso’s financial position further strengthened; proposed dividend unchanged at EUR 0.45

Fourth Quarter Results

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share excluding non-recurring items were EUR 0.12 (EUR 0.15) in the fourth quarter. Profit before tax and minority interests, excluding non-recurring items, amounted to EUR 143.0 (EUR 196.8) million. The non-recurring items of the fourth quarter totalled EUR 99.8 million, comprising the divestment of forestlands in Finland and the USA (EUR 75.4 million), and a positive currency effect (EUR 24.4 million) from the change in the USD conversion rate applied to the impairment charge in the third quarter. The share write-down relating to the impairment was tax-deductible, resulting together with non-recurring items in an increase of EUR 0.34 in earnings per share. Profit before taxes and minority interests was EUR 242.8 (EUR -1 032.7) million.

Sales of EUR 3 212.1 million were 3.3% more than the previous quarter’s EUR 3 108.6 million. Cash flow from operations was EUR 405.1 (EUR 565.5) million. The cash flow after investing activities amounted to EUR 118.8 (EUR 380.3) million and the cash earnings per share excluding non-recurring items, EUR 0.44 (EUR 0.51). Market-related production curtailments totalled 325 000 tonnes (271 000 tonnes).

	Year Ended 31 December
	2001	2002	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02
	EUR million
Sales	13 508.8	12 782.6	3 282.9	3 228.9	3 233.0	3 108.6	3 212.1
EBITDA1)2)	2 762.8	2 172.0	609.4	602.9	517.9	577.5	473.7
Operating profit2)	1 495.2	926.5	286.8	274.0	190.2	255.4	206.9
Net non-recurring items	-8.3	-1 078.1	-16.7	—	51.6	-1 229.5	99.8
Operating margin2), %	11.1	7.2	8.7	8.5	5.9	8.2	6.4
Operating profit	1 486.9	-151.6	270.1	274.0	241.8	-974.1	306.7
Profit before tax and minority interests2)	1 231.3	734.9	265.9	240.5	154.6	196.8	143.0
Profit before tax and minority interests	1 223.0	-343.2	249.2	240.5	206.2	-1 032.7	242.8
Net profit for the period	926.3	-222.2	274.5	161.0	138.0	-998.7	477.5
EPS2), Basic, EUR	0.94	0.57	0.22	0.18	0.12	0.15	0.12
EPS, Basic, EUR	1.03	-0.25	0.31	0.18	0.15	-1.12	0.54
CEPS2), EUR	2.34	1.97	0.58	0.55	0.48	0.51	0.44
ROCE2), %	10.8	7.1	8.4	7.8	5.6	7.9	7.1

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items

Full Year Results

Full year sales amounted to EUR 12 782.6 (EUR 13 508.8) million, a decrease of EUR 726.2 million or 5.4% on the previous year. The operating profit excluding non-recurring items was EUR 926.5 million, or 7.2% of sales (EUR 1 495.2 million), a decrease of 38.0% on the previous year. Earnings per share were EUR 0.57 (EUR 0.94).

Cash flow from operations totalled EUR 2 083.8 (EUR 2 757.5) million. The cash flow after investing activities amounted to EUR 1 247.7 (EUR 1 849.9) million and the cash earnings per share excluding non-recurring items EUR 1.97 (EUR 2.34).

Outlook

Commenting on the market outlook, Stora Enso’s CEO Jukka Härmälä said, “In Europe demand for advertising-driven papers is stable at low levels, but prices are under pressure mainly due to oversupply. In North America demand improved from low levels in advertising-driven paper grades towards the end of 2002. This positive trend has continued thus far in 2003. The further continuation of the positive trend in North America, and indeed the outlook for global paper markets, depends largely on the outcome of the current geopolitical situation”

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 12.8 billion. The Group has some 42500 employees in more tahn 40 countries in five continents and about 15 million tonnes of annual paper and board production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

For further information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

The full-length version of the Stora Enso interim review is available on the Stora Enso website at
http://www.storaenso.com/investors

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at
http://www.storaenso.com/images

Stora Enso’s first quarter results will be published on April 29, 2003.

Stora Enso Fourth Quarter Results

Summary of Fourth Quarter Results (compared with the previous quarter)

-	Earnings per share (EPS) excluding non-recurring items were EUR 0.12 (EUR 0.15)
-	Non-recurring items increased the basic EPS to EUR 0.54 (EUR -1.12).
-	Profit before tax and minority interests excluding non-recurring items was EUR 143.0 (EUR 196.8) million.
-	Profit before tax and minority interests was EUR 242.8 (EUR -1 032.7) million
-	Cash earnings per share EUR 0.44 (EUR 0.51)
-	Strong Balance Sheet; debt/equity ratio 0.37 (0.53)
-	Proposed dividend unchanged at EUR 0.45

In Europe magazine and fine paper prices declined, while packaging board prices improved somewhat. Sales volumes increased for magazine paper, newsprint and wood products but decreased for seasonal reasons in fine paper and packaging board.

North American demand for printing and writing paper improved towards the end of the year, resulting in price increases in local currencies in newsprint and fine paper. However magazine paper prices were stabilising at low levels.

Paper and board deliveries totalled 3 378 000 tonnes, which is 82 000 tonnes more than the previous quarter’s 3 296 000 tonnes. Deliveries of wood products totalled 1 313 000 cubic metres, compared with the previous quarter’s 1 252 000 cubic metres.

Paper production was curtailed by 325 000 tonnes to adjust for market demand (3 000 tonnes in North America), compared with 271 000 tonnes (23 000 tonnes in North America) in the previous quarter. In Europe curtailments in Newsprint, Fine Paper and Packaging Boards increased.

	Year Ended 31 December
	2001	2002	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02
	EUR million
Sales	13 508.8	12 782.6	3 282.9	3 228.9	3 233.0	3 108.6	3 212.1
EBITDA1)2)	2 762.8	2 172.0	609.4	602.9	517.9	577.5	473.7
Operating profit2)	1 495.2	926.5	286.8	274.0	190.2	255.4	206.9
Net non-recurring items	-8.3	-1 078.1	-16.7	—	51.6	-1 229.5	99.8
Operating margin2), %	11.1	7.2	8.7	8.5	5.9	8.2	6.4
Operating profit	1 486.9	-151.6	270.1	274.0	241.8	-974.1	306.7
Profit before tax and minority interests2)	1 231.3	734.9	265.9	240.5	154.6	196.8	143.0
Profit before tax and minority interests	1 223.0	-343.2	249.2	240.5	206.2	-1 032.7	242.8
Net profit for the period	926.3	-222.2	274.5	161.0	138.0	-998.7	477.5
EPS2), Basic, EUR	0.94	0.57	0.22	0.18	0.12	0.15	0.12
EPS, Basic, EUR	1.03	-0.25	0.31	0.18	0.15	-1.12	0.54
CEPS2), EUR	2.34	1.97	0.58	0.55	0.48	0.51	0.44
ROCE2), %	10.8	7.1	8.4	7.8	5.6	7.9	7.1

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items

Fourth Quarter Financial Results (compared with the previous quarter)

Earnings per share excluding non-recurring items were EUR 0.12 (EUR 0.15).

Sales of EUR 3 212.1 million were 3.3% up on the previous quarter’s EUR 3 108.6 million.

The operating profit excluding non-recurring items was EUR 206.9 (EUR 255.4) million, which is 6.4% of sales and 19.0% down on the previous quarter. The operating profit increased in Magazine Paper and Timber Products but decreased in Newsprint, Packaging Boards and Fine Paper. Increased profits were mainly due to higher sales volumes offset by increases in fixed costs due to curtailments and, as anticipated, in holiday maintenance stoppages. There were no major currency effects on the operating profit during the quarter.

Non-recurring items amounted to EUR 99.8 million, or EUR 0.09 per share, and comprised the divestment of forestlands in Finland and the USA, and a positive currency effect of EUR 24.4 million from the impairment charge in the third quarter due to the change in the average USD conversion rate.

The share of associated company results came to EUR -3.1 (EUR -2.4) million, of which EUR -5.5 million derived from Tornator Timberland Oy, offset by positive results from other associates.

Net financial items were EUR -60.7 (EUR -56.2) million, EUR -0.05 per share. Net interest expenses amounted to EUR -49.2 (EUR -53.0) million, which is 4.5% p.a. of interest-bearing net liabilities, and net foreign exchange gains came to EUR 0.4 (EUR 13.2) million. Valuation of financial instruments and derivatives resulted in a net amount of EUR -11.9 (EUR -16.4) million, being a non-cash item; these items are valued at market value, causing volatility in net financial items.

Profit before taxes and minority interests, excluding non-recurring items, amounted to EUR 143.0 (EUR 196.8) million.

Net taxes were a positive EUR 232.0 (EUR 36.6) million, thus increasing EPS by EUR 0.27, though cumulative tax excluding non-recurring items represents an underlying rate of 31.4% (31.6%). The write-down of the shares in the parent company relating to the impairment charge in Stora Enso North America Corp. is tax-deductible according to a recently received advanced tax ruling. At the current tax rate of 29%, the value of this tax deduction, which is considered a non-recurring item, amounts to EUR 298.4 million to be utilised against 2002 results.

The minority interest in profits was EUR 2.7 (loss of EUR 2.6) million, resulting in a net profit for the period of EUR 477.5 (EUR -998.7) million.

The return on capital employed excluding non-recurring items was 7.1% (7.9%). Capital employed was EUR 11 242.4 million at the end of the period, a net decrease of EUR 573.7 million mainly reflecting the sale of forest assets and the weakened US dollar.

Capital Structure
	31.12.2001	30.9.2002	31.12.2002
EUR million
Fixed assets	14 882.2	12 734.1	12 089.4
Working capital	1 224.2	1 171.6	1 182.2

Operating Capital	16 106.4	13 905.7	13 271.6
Net tax liabilities	-2 247.3	-2 089.6	-2 029.2

Capital Employed	13 859.1	11 816.1	11 242.4

Shareholders’ equity	8 989.0	7 647.6	8 156.9
Minority interests	50.2	53.3	30.4
Interest-bearing net liabilities	4 819.9	4 115.2	3 055.1

Financing Total	13 859.1	11 816.1	11 242.4

Financing

The cash flow from operations remained strong at EUR 405.1 (EUR 565.5) million. The cash flow after investing activities amounted to EUR 118.8 (EUR 380.3) million and the cash earnings per share excluding non-recurring items EUR 0.44 (EUR 0.51).

At the end of the period, interest-bearing net liabilities were EUR 3 055.1 million, down EUR 1 060.1 million on the previous quarter. Unutilised credit facilities, and cash and cash-equivalent reserves totalled EUR 1.8 billion.

The debt/equity ratio at 31 December was 0.37 (0.53) and equity per share EUR 9.49 (EUR 8.69).

Change in Interest-bearing Net Liabilities
	Ongoing Operations	Structural Changes	Group Cash Flow	Translation Difference	Balance Sheet Impact
	EUR million
Operating profit	229.0	77.7	306.7	0.0	306.7
Adjustments	253.8	0.0	253.8	-61.2	192.6
Change in working capital	-77.7	51.2	-26.5	15.9	-10.6

Cash Flow from Operations	405.1	128.9	534.0	-45.3	488.7
Capital expenditure	-331.4	0.0	-331.4	0.0	-331.4
Acquisitions	23.5	-141.1	-117.6	0.0	-117.6
Disposals	31.5	545.6	577.1	0.0	577.1
Other change in fixed assets	-9.9	-11.9	-21.8	345.8	324.0

Cash Flow after Investing Activities	118.8	521.5	640.3	300.5	940.8
Net financing items (incl. associated companies)	-62.9	0.0	-62.9	0.0	-62.9
Taxes paid	210.4	0.6	211.0	-40.0	171.0
Repurchase of own shares	-91.4	0.0	-91.4	0.0	-91.4
Other change in shareholders’ equity and minority interests	124.0	17.4	141.4	-38.8	102.6

Change in Interest-bearing Net Liabilities	298.9	539.5	838.4	221.7	1 060.1

Capital Expenditure

Capital expenditure for the fourth quarter totalled EUR 331.4 (208.1) million. The main projects were the new PM4 (EUR 100.7 million) and rebuilding of PM3 at Langerbrugge in Belgium (EUR 19.1 million), rebuilding of Oulu PM6 in Finland (EUR 16.5 million), folding boxboard improvement at Baienfurt in Germany (EUR 8.1 million) and finishing department investment at Fors in Sweden (EUR 6.9 million).

Approved investment plans in the ongoing Asset Restructuring Programme to improve the overall competitiveness of assets are as follows: the new SC paper machine at Kvarnsveden in Sweden (EUR 450 million), rebuilds of PM6 at Maxau in Germany (EUR 168 million), PM5 at Corbehem in France (EUR 60 million) and PM2 at Kotka in Finland (EUR 31 million), and the new thermomechanical pulping line at Varkaus in Finland (EUR 49 million). Upgrades of PM3 at Veitsiluoto in Finland (EUR 125 million) and PM1 at Nymölla in Sweden (EUR 23 million) were also approved. These projects are spread over the coming few years and consistent with the capital expenditure policy of the Company.

Fourth Quarter Events

Dow Jones Ranking of Stora Enso as the Most Sustainable Forest Products Company

In October Dow Jones disclosed the company-specific results behind its latest sustainability indexes, the list of companies included in its DJSI World and DJSI STOXX having already been published in September. The more detailed analysis gave Stora Enso the highest total score in the forest products and paper industry sector.

Strengthened Research Co-operation in China

On 27 November 2002 Stora Enso signed a comprehensive framework agreement for co-operation in research and development with the Chinese Academy of Forestry in Beijing. The agreement establishes the basis for a wide range of studies in the field of reforestation and use of plantation wood for papermaking, including the use of native poplar trees. This agreement enhances the ongoing joint research work on developing fast-growing southern, mainly eucalyptus, species for efficient use in pulp and paper manufacture.

Risk Mitigation Loan Facility for Central and Eastern Europe

In December Stora Enso agreed a EUR 240 million risk mitigation facility with the European Bank for Reconstruction and Development (EBRD), co-sponsored by three Nordic banks: Nordea, Skandinaviska Enskilda Banken and Svenska Handelsbanken. The facility, which takes the form of a syndicated multi-purpose loan facility, can be drawn until the end of 2005 with maturities of up to nine years. It is intended to provide political risk mitigation for Group investments in Central and Eastern Europe, including Russia, in an efficient manner.

Agreement to Acquire Sylvester

In line with the earlier announcement, Stora Enso Timber and the owners of AS Sylvester, Estonia’s largest wood products and wood procurement company, signed an agreement for Stora Enso Timber to acquire a majority interest in Sylvester. The agreement has been filed for approval by the competition authorities and should be closed in the first quarter of 2003.

Stora Enso North America

Half Year Performance

North American demand for printing and writing paper improved towards the end of the year, resulting in price increases in newsprint and fine paper. However, magazine paper prices stabilised at low levels.

Stora Enso’s results in North America improved during the second half of the year though they continue to be unsatisfactory. The operating loss for the period July to December was USD 50 (EUR 52.9) million before goodwill amortisation and impairment and other non-recurring items; this compares with a USD 105 (EUR 111.1) million loss for the first half of 2002 and a loss of USD 24 (EUR 26.8) million during the second half of 2001. The cash flow after investing activities was USD 113 (EUR 119.5) million, before non-recurring items, compared with USD 25 (EUR 26.5) million during the first half of 2002 and USD 114 (EUR 127.2) million during the second half of 2001.

Market-related downtime totalled 39 000 tonnes during the second half of the year, a significant reduction on the 194 000 tonnes during the first half of 2002 and 224 000 tonnes during the second half of 2001. Synergies, mainly derived from transfer of best practices, totalled USD 46 (EUR 49) million for the second half of the year and USD 91 (EUR 96) million for the full year. The synergy target for 2002, USD 110 million, was not met because the capacity utilisation rate was lower during the first half of the year and prices were lower than when the target was set in 2000.

Profit Enhancement Plan

A Profit Enhancement Plan was announced in August as a further important step in an existing programme to improve the operational and financial performance of the North America Division. The plan aims to improve Stora Enso’s competitiveness significantly in North America and position the operations to become profitable in the world’s largest paper market. The plan includes targeted capital investments of USD 250 (EUR 238) million, permanent closure of production units and an additional workforce reduction of some 500 jobs.

Related investments include the Kimberly PM97 rebuild (USD 24 million, EUR 23 million), the Niagara PM43 rebuild (USD 16 million, EUR 15 million), installation of a new TMP line for the PM1 Newsprint line at Port Hawkesbury (USD 58 million, EUR 55 million) and rebuilding of Wisconsin Rapids PM16 (USD 45.5 million, EUR 43 million). These rebuilds are scheduled for 2003-2004.

Full Year Results

Financial Results (compared with the previous year)

Earnings per share were EUR 0.57 (EUR 0.94) and cash earnings per share EUR 1.97 (EUR 2.34), both excluding non-recurring items. Earnings per share (basic) were EUR -0.25 (EUR 1.03) and cash earnings per share EUR 2.49 (EUR 2.43). The share write-down related to the impairment was tax-deductible, resulting in a basic earnings per share increase of EUR 0.34.

Sales totalled EUR 12 782.6 (EUR 13 508.8) million, a decrease of EUR 726.2 million or 5.4% on the previous year. Average prices decreased in all product areas in 2002. Sales volumes increased in Magazine Paper, Packaging Boards and Timber Products but decreased in Newsprint and to some extent in Fine Paper.

The operating profit excluding non-recurring items was EUR 926.5 million, or 7.2% of sales (EUR 1 495.2 million, or 11.1%), a decrease of 38.0% on the previous year. Magazine Paper, Newsprint and Fine Paper reported lower operating profits than in 2001, mainly due to lower sales prices, while Packaging Boards and Timber Products increased profits. The weakening of the US dollar decreased the operating profit by EUR 28 million, which was offset by hedges.

Non-recurring items comprised mainly a EUR -25.1 million provision for closing down the UK merchant Papyrus GB Limited, a EUR 76.7 million capital gain on the sale of Billerud AB shares in Sweden, EUR -54.0 (USD -50.0) million from the North American Profit Enhancement Plan and EUR -1 166.7 (USD -1 081) million of US impairment charge, offset by EUR 24.4 million from a change in the average exchange rate. Other non-recurring items were the EUR 8.8 million closure costs at Summa in Finland and a EUR 75.4 million capital gain on the sale of forest assets in Finland and USA.

The share of results of associated companies amounted to EUR 14.6 (EUR 79.6) million, of which EUR -5.5 million came from Tornator Timberland Oy, offset by EUR 5.4 million from Billerud AB and positive results in other associated companies.

The operating profit for the year totalled EUR -151.6 (EUR 1 486.9) million, including non-recurring items of EUR -1 078.1 million.

Net interest costs for the year totalled EUR 229.5 million, which is 4.6% of interest-bearing net liabilities and EUR 103.6 million less than for the previous year, mainly due to lower interest rates and a positive cash flow. Foreign exchange gains in the financials items for the year were EUR 44.9 million and dividend income was EUR 9.2 million. The valuation of financial instruments and derivatives resulted in a net loss of EUR 50.4 million; these items are valued at market value, thus causing volatility in net financial items, although of a non-cash nature.

Profit before taxes and minority interests, excluding non-recurring items, amounted to EUR 734.9 (EUR 1 231.3) million.

Net taxes were a positive EUR 120.9 (EUR -299.6) million, thus increasing EPS by EUR 0.14, though cumulative tax excluding non-recurring items represents an underlying rate of 31.4% (31.6%). The write-down of the shares in the parent company relating to the impairment depreciation in Stora Enso North America Corp. is tax-deductible according to a recently received advanced tax ruling. At the current tax rate of 29%, the value of this tax deduction, which is considered a non-recurring item, is EUR 298.4 million to be utilised against 2002 results.

The minority interests in profits was EUR 0.1 (EUR 2.9) million, leaving a net loss for the period of EUR -222.2 (profit of EUR 926.3) million.

The return on capital employed was 7.1% (10.8%) before non-recurring items. Capital employed was EUR 11 242.4 million at the end of the period, a net decrease of EUR 2 616.7 million since the beginning of the year, reflecting the impairment charges in North America and the weakening of the US dollar.

Cash flow from operations totalled EUR 2 083.8 (EUR 2 757.5) million. The cash flow after investing activities amounted to EUR 1 247.7 (EUR 1 849.9) million and the cash earnings per share excluding non-recurring items EUR 1.97 (EUR 2.34).

Capital Expenditure and Asset Restructuring

Capital expenditure for the whole year totalled EUR 877.6 million, which is 70.5% of depreciation; this is lower than planned as some expenditures have run over to 2003. The main investments were the new PM4 (EUR 254.1 million) and rebuilding of PM3 (EUR 28.6 million) at Langerbrugge in Belgium, the rebuilding of Oulu PM6 in Finland (EUR 16.5 million), the folding boxboard improvement at Baienfurt in Germany (EUR 10.2 million) and finishing department investment at Fors in Sweden (EUR 10.6 million).

In October Stora Enso’s Board of Directors approved a comprehensive Asset Restructuring Programme that will improve the Group’s asset quality in the Magazine and Fine Paper businesses. This plan is part of an ongoing programme by Stora Enso to increase the overall competitiveness of its assets, which include about a hundred production units, whilst meeting the growing quality and volume demands of its customers. The plan includes targeted investments, machine specialisation measures and elimination of less-competitive production assets. The Asset Restructuring Programme complies with the Company’s capital expenditure policy.

Research and Development

In 2002 Stora Enso spent EUR 91.6 million on research and development, which is 0.7% of net sales, the emphasis being on consumer boards and product development for digital and other document printing. The product portfolio for different printing technologies has also been further enhanced.

Changes in Group Composition

In March Stora Enso announced the sale of Mölndal Mill in Sweden to KLIPPAN AB, a Swedish listed speciality paper company. This divestment is part of the Fine Paper Division’s Asset Restructuring Programme to concentrate investment in large, cost-efficient mills.

In May plans to restructure ownership of Group forestlands in Finland and the USA were announced, the transactions actually taking place in December. Stora Enso sold 59% of its shares in its Tornator forest company to a new company established by Finnish institutional investors, leaving it with a 41% share, now accounted for as an associate; the aggregate market value of the forest assets sold was EUR 502 million. At the same time Stora Enso

North America sold some 300 000 acres (125 000 hectares) of forestland to Plum Creek Timber Company, Inc. for USD 141 (EUR 142) million.

In June Stora Enso sold most of its shareholding in Billerud AB in a secondary market transaction. The sale of the shares resulted in a capital gain of EUR 76.7 million, and following the sale Stora Enso now owns only 300 000 shares, which is 0.5% of the share capital and votes.

Personnel

Staff numbers were reduced by 472 during the year to 42 461 at 31 December, mainly due to the divestment of Finnish forest assets, the closure of PM1 at Summa in Finland and reductions in North America.

The average number of employees was 43 853, down 422 on the previous year.

Changes in the Management Group

In March Keith B Russell joined the Group as Senior Vice President of Investor Relations, reporting to the CEO.

Also in March Petri Wager was appointed Senior Vice President, Corporate Marketing and Sales, and joined the Management Group, replacing Sven von Holst.

In June, John Bergin, Senior Vice President, Speciality Papers Business Group (Packaging Board Division), joined the Management Group, replacing Ronald Swanson.

Issues with Competition Authorities

In August the European Commission informed Stora Enso that it had terminated its investigation in the competition case related to newsprint producer operations instituted in 1999, when the European Union Statement of Objection alleged that there had been a newsprint price cartel in the period 1989 to 1995; the case is now closed.

Changes in Share Capital

During 2002 a total of 99 200 A shares and 25 672 634 R shares were repurchased by the Company, representing 2.9% of the shares and 1.0% of the voting rights, and with a counter (nominal) value of EUR 43.8 million. The average price paid for A shares was EUR 12.28 and for R shares EUR 11.14.

The Annual General Meeting (AGM) on 19 March 2002 decided to lower the Company’s share capital by EUR 13.8 million through the cancellation of 813 200 A shares and 7 319 800 R shares. These shares had been repurchased under the authorisation of the AGM in 2001.

The AGM on 19 March 2002 further authorised the Board to repurchase and dispose of not more than 9 100 000 A shares and not more than 35 500 000 R shares in the Company. Repurchases started on 24 May 2002 and by 31 December 2002 the Group had repurchased 85 400 A shares and 25 326 834 R shares, 0.9% and 71.3% of the authorised amounts respectively.

By 31 December 2002 the Company had allocated 69 303 of the repurchased R shares under the terms of the Stora Enso North America Option Plan, leaving the Company holding 85 400 A shares and 28 257 531 R shares.

During the annual conversion period of 16-27 September 2002, a total of 1 143 700 A shares were converted into R shares.

A total of 1 161 000 new R shares were issued under the terms of the 1997 warrants, of which 3 000 were registered in the Finnish Trade Register on 9 January 2003. A total of 864 000 new R shares are subscribable against warrants outstanding.

Share Capital

At the year end Stora Enso had 182 316 685 A shares and 717 461 614 R shares in issue, of which the Company held 85 400 A shares and 28 257 531 R shares with a nominal value of EUR 48.2 million. The holding represents 3.1% of the Company’s share capital and 1.1% of the voting rights. Shareholders’ equity amounted to EUR 8 156.9 million. The nominal value of the issued share capital was EUR 1 529.6 million. Market capitalisation on the Helsinki Exchanges on 31 December was EUR 9.1 billion.

Significant Changes in Ownership

In 2002 the Finnish State reported sales of Stora Enso shares on 4 April and 14 June. Following the sales, the Finnish State holds 55 595 937 A shares and 41 483 501 R shares, representing 10.8% of the share capital and 23.5% of the voting rights.

Events after the Period

On 16 January Stora Enso signed a new EUR 2.5 billion revolving credit facility agreement with a group of 21 banks. The facility, which has a maturity of five years and a margin of 0.425% p.a. over Euribor, is for general corporate purposes including the refinancing of existing syndicated facilities amounting to EUR 1.6 billion.

Outlook

In Europe demand for advertising-driven papers is stable at low levels, but prices are under pressure mainly due to oversupply. Office paper demand has weakened seasonally, but it is expected to recover slightly during the first quarter of 2003. Demand and prices for packaging boards and wood products are expected to remain stable in the near term.

In North America demand improved from low levels in advertising-driven paper grades towards the end of 2002. This positive trend has continued thus far in 2003. Demand for wood products is stable and prices will be dependent on the supply and demand balance in the near future.

The further continuation of the positive trend in North America, and indeed the outlook for global paper markets, depends largely on the outcome of the current geopolitical situation.

Annual General Meeting

The Annual General Meeting will be held at Finlandia Hall, Helsinki, Finland on Thursday 20 March 2003, beginning at 4.00 p.m. (Finnish time).

Proposals to the Annual General Meeting

The Board of Directors will propose redemption of the shares in treasury and a new repurchase programme to the Annual General Meeting.

Distribution of Dividend

The Board of Directors will propose to the forthcoming Annual General Meeting of Shareholders that a dividend of EUR 0.45 per share be paid for the financial year ending 31 December 2002. If the proposal is approved, the dividend will be paid on 4 April to shareholders entered on the dividend record date of 25 March in the register of shareholders maintained by the Finnish Central Securities Depository, Swedish VPC and US Citibank.

This report is unaudited.

Helsinki, 30 January 2003
Stora Enso Oyj,
Board of Directors

Product Areas (compared with the previous quarter)

Magazine Paper

	2001	2002	Q1/02	Q2/02	Q3/02	Q4/02	Change Q4/Q3%
	EUR million
Sales	3 449.0	3 036.8	767.3	721.0	747.1	801.4	7.3
Operating profit	346.9	79.3	31.6	2.3	19.6	25.8	31.6
% of sales	10.1	2.6	4.1	0.3	2.6	3.2
ROOC, %*	10.1	2.6	3.8	0.3	2.6	3.8
Deliveries, 1 000 t	3 871	3 908	932	910	986	1 080	9.5

* ROOC = 100% x Operating profit/Operating capital

Magazine Paper sales were EUR 801.4 million, 7% up on the previous quarter, mainly due to the usual seasonal hike in the fourth quarter. The operating profit was EUR 25.8 million, up 32% on the previous quarter due to higher sales volumes. Market-related production curtailments totalled 79 000 tonnes in Europe and 3 000 tonnes in North America.

In Europe demand for uncoated magazine paper slowed at the year end to slightly below the previous year’s level. Coated magazine grades on the other hand have enjoyed improved demand since the spring, resulting in modest overall growth. Sales prices have been fairly stable for uncoated magazine papers, whereas tough competition has led to price declines for coated magazine papers.

Producer inventories have been kept at reasonable levels, but customer inventories are reported to be very low.

The short-term outlook for printed advertising and magazine paper consumption remains stable volume-wise, but with ongoing price pressure due to overcapacity in LWC grades.

In North America coated magazine and SC paper shipments improved during the quarter, continuing a favourable trend that began during the second quarter of 2002. Demand strengthened largely because of an increase in the number of advertising pages in magazines. Despite better than seasonal strengthening in demand, prices remained at very low levels. Prices for coated magazine papers and SC papers are currently rather stable after being under pressure earlier in the year.

Newsprint
	2001	2002	Q1/02	Q2/02	Q3/02	Q4/02	Change Q4/Q3%
	EUR million
Sales	1 933.9	1 641.5	412.8	413.2	403.2	412.3	2.3
Operating profit	508.8	240.8	72.8	61.1	64.5	42.4	-34.3
% of sales	26.3	14.7	17.6	14.8	16.0	10.3
ROOC, %*	41.4	19.1	24.3	20.4	20.7	13.0
Deliveries, 1 000 t	3 031	2 899	706	726	717	750	4.7

* ROOC = 100% x Operating profit/Operating capital

Newsprint sales were EUR 412.3 million, up 2% on the previous quarter. The operating profit was EUR 42.4 million, down 34% on the previous quarter. The profits were down due to curtailments which resulted in lower production and increased costs. Market-related production curtailments totalled 106 000 tonnes in Europe; there were no production curtailments in North America.

Western European markets showed no sign of recovery in the fourth quarter because weakness in advertising persisted. As a result, the increase in sales was due solely to seasonal factors. Inventories were decreased by market-related production curtailments and higher sales volumes. Prices were firm in Western Europe due to annual contracts. Newsprint markets are expected to remain difficult in Western Europe. European prices will decrease and market-related curtailments will continue.

In Northern America the first price increase in two years was agreed and the long downturn in prices came to an end. The markets are improving slowly but still remain weak and further curtailments will be needed.

Fine Paper

	2001	2002	Q1/02	Q2/02	Q3/02	Q4/02	Change Q4/Q3%
	EUR million
Sales	3 617.5	3 108.0	827.1	787.0	751.0	742.9	-1.1
Operating profit	394.5	292.6	93.1	73.1	70.2	56.2	-19.9
% of sales	10.9	9.4	11.3	9.3	9.3	7.6
ROOC, %*	9.1	8.4	10.0	8.2	8.3	6.8
Deliveries, 1 000 t	3 191	3 156	807	792	786	771	-1.9

* ROOC = 100% x Operating profit/Operating capital

Fine Paper sales were EUR 742.9 million, 1% down on the previous quarter. The operating profit was EUR 56.2 million, down 20% on the previous quarter as a result of increased fixed costs due to market-related curtailments, holiday stoppages and lower performance in the uncoated area. Market-related production curtailments totalled 80 000 tonnes, all in Europe.

In Western Europe the order inflow for coated fine papers was higher than in the preceding two years, although it slackened in mid December because of the long holiday period. Improved demand did not compensate for the subsequent capacity increase, resulting in short order books. Prices were quite stable during the quarter. Mill stocks in Western Europe are still at a high level. This, in combination with oversupply in the market, results in continuous price pressure.

Demand for uncoated fine paper has been below the normal seasonal level due to general economic weakness and lower year-end demand. There were some price decreases in the market in December, although order books are normal. The uncoated fine paper market is expected to recover towards the end of the first quarter of 2003.

In North America coated fine paper shipments were strong during the quarter, exceeding seasonal expectations. Order books remained healthy throughout the period, strengthened by improved demand and a shortage of North American capacity due to permanent machine and mill closures during the past two years. This improved balance between supply and demand combined with the weakening US dollar resulted in price increases in October and January. Producer and customer inventories are reported to be lower than a year ago. Some seasonal slowdown occurred towards the end of the year.

The normal seasonal pickup at the end of first quarter of 2003 is expected.

Packaging Boards

	2001	2002	Q1/02	Q2/02	Q3/02	Q4/02	Change Q4/Q3%
	EUR million
Sales	2 724.0	3 043.4	766.2	781.9	758.6	736.7	-2.9
Operating profit	346.2	365.8	100.6	70.7	116.2	78.3	-32.6
% of sales	12.7	12.0	13.1	9.0	15.3	10.6
ROOC, %*	12.8	12.0	12.7	9.2	15.2	10.3
Deliveries, 1 000 t	2 765	3 186	778	823	808	777	-3.8

* ROOC = 100% x Operating profit/Operating capital

Packaging Board sales were EUR 736.7 million, down 3% on the previous quarter due to holiday maintenance stoppages. The operating profit was EUR 78.3 million, down 33% mainly due to lower volumes and higher fixed costs related to the maintenance downtime in December. Market-related production curtailments totalled 58 000 tonnes in Europe, mainly in cartonboards.

The order inflow was stable for most paper and board grades, although the fourth quarter is a low season for some consumer board and speciality paper products. In corrugated boards demand was slightly higher than in the previous quarter, whereas the market for paper cores was challenging. Prices improved in some boards and speciality papers.

Demand and prices are expected to remain stable in the near future. There may be some market-related downtime in the first quarter. Growth is expected to continue in Russia and the Baltic States.

Timber Products

	2001	2002	Q1/02	Q2/02	Q3/02	Q4/02	Change Q4/Q3%
	EUR million
Sales	1 180.5	1 235.2	286.1	320.8	314.1	314.2	0.0
Operating profit	12.6	46.8	11.2	14.1	9.7	11.8	21.6
% of sales	1.1	3.8	3.9	4.4	3.1	3.8
ROOC, %*	3.1	11.1	10.2	13.4	9.2	11.2
Deliveries, 1 000 m3	4 860	5 112	1 203	1 344	1 252	1 313	4.9

* ROOC = 100% x Operating profit/Operating capital

Timber sales were EUR 314.2 million, similar to the previous quarter as production increased and the market was satisfactory. The operating profit was EUR 11.8 million, up 21.6% on the previous quarter due to higher sales prices.

Market conditions for wood products have varied between stable and slightly positive. Although consumption indicators are pointing slightly downwards in Europe, Japan and North America, overall consumption has been rather high. The balance between supply and demand has been reasonable, allowing improvements in sales prices, other than in North America. However, exchange rate changes and transport cost increases have slowed mill net price rises.

Market conditions are expected to remain slightly positive through the first half of 2003, but profitability will be under pressure from currency effects and freight rates. The US market will not recover until the current oversupply eases. Low inventories and the coming spring season will keep European and Japanese markets stable.

Merchants

Sales were EUR 169.7 million, 9% up on the previous quarter mainly due to normal seasonal factors. The operating profit was EUR 3.4 million, up EUR 2.2 million on the previous quarter.

Sales prices have been under pressure in merchanted grades. Inventories at the merchants are low and paper can be replenished from mills with short lead times. The printing industry continues to be financially pressed.

There are no signs of an upturn yet in the markets in Europe, except possible seasonal pick-up.

Forest

Forest sales were EUR 516.9 million, 11% up on the previous quarter mainly due to seasonal factors. The operating profit was EUR 21.9 million, down 13% on the previous quarter due to the lower margin in wood sales in Finland, lower capital gains and divestment of Finnish forestry operations.

Deliveries in Finland, Sweden and Germany totalled 10.8 million m³ (solid wood under bark), 8% up on the previous quarter. Imports were similar to the previous quarter.

Felling in the Group’s forests at 1.5 million m³ was 27% more than in the previous quarter.

Financials

Accounting Principles

This Interim Report is in compliance with IAS 34 Interim Financial Reporting. The accounting policies and methods of computation used in this Interim Report are the same as used in the last annual report.

New accounting rules

The new accounting rule IAS 41 Accounting for Biological Assets will be implemented from 1 January 2003. This means that Stora Enso’s biological assets in the form of standing trees will be valued at market. The initial valuation at that date will be entered directly in the Balance Sheet to equity net of related deferred tax, the gross amount being added to assets. Periodic future changes due to growth, price and other premises changes will be entered in the Income Statement. The initial effect will be set out in the Annual Report in the Financials section.

Key Ratios	Q1/01	Q2/01	Q3/01	Q4/01	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002
Earnings per share (basic), EUR	0.31	0.17	0.24	0.31	1.03	0.18	0.15	-1.12	0.54	-0.25
Earnings per share excl. non-recurring items, EUR	0.31	0.18	0.23	0.22	0.94	0.18	0.12	0.15	0.12	0.57
Cash earnings per share (CEPS), EUR	0.65	0.53	0.59	0.67	2.43	0.55	0.52	0.50	0.81	2.49
CEPS excl. non-recurring items, EUR	0.65	0.54	0.58	0.58	2.34	0.55	0.48	0.51	0.44	1.97

Return on capital employed (ROCE), %	15.2	9.7	10.3	7.9	10.7	7.8	7.1	-30.0	10.6	-1.6
ROCE excl. non-recurring items, %	15.2	9.9	9.8	8.4	10.8	7.8	5.6	7.9	7.1	7.1
Return on equity (ROE), %	13.1	7.2	9.7	12.2	10.4	7.2	6.2	-45.2	23.7	-3.3
Debt/equity ratio	0.59	0.62	0.55	0.53	0.53	0.59	0.46	0.53	0.37	0.37
Equity per share, EUR	9.30	9.54	9.62	10.03	10.03	9.81	9.87	8.69	9.49	9.49
Equity ratio, %	39.9	41.0	42.5	44.0	44.0	42.7	45.2	42.6	45.3	45.3

Operating profit, % of sales	14.4	9.9	11.2	8.2	11.0	8.5	7.5	-31.3	9.5	-1.2
Operating profit excl. non-recurring items, % of sales	14.4	10.2	10.6	8.7	11.1	8.5	5.9	8.2	6.4	7.2
Capital expenditure, EUR million	176	215	182	284	857	155	183	208.1	331.4	877.6
Capital expenditure, % of sales	4.8	6.4	5.7	8.7	6.3	4.9	5.7	6.7	10.3	6.9
Capital employed, EUR million	13 611	14 245	13 556	13 859	13 859	14 110	12 990	11 816	11 242	11 242
Interest-bearing net liabilities, EUR million	5 040	5 450	4 799	4 820	4 820	5 263	4 113	4 115	3 055	3 055

Average number of employees	42 570	43 896	44 182	44 275	44 275	42 572	43 568	43 757	43 853	43 853
Average number of shares (million)
— periodic	906.2	903.2	901.1	897.3	901.5	896.9	896.5	888.5	876.8	889.6
— cumulative	906.2	904.7	903.5	901.5	901.5	896.9	895.8	894.0	889.6	889.6
— cumulative, diluted	908.5	906.7	905.8	902.3	902.3	897.8	896.8	894.9	890.4	890.4

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 2001	31 Dec 2002	31 Dec 2001	31 Dec 2002
SEK	9.3012	9.1528	9.2481	9.1551
USD	0.8813	1.0487	0.8959	0.9455
GBP	0.6085	0.6505	0.6217	0.6285
CAD	1.4077	1.6550	1.3875	1.4836

Condensed Consolidated Income Statement

	2001	2002
	EUR million
Sales	13 508.8	12 782.6
Expenses less other operating income	-8 519.9	-8 210.3
Personnel expenses	-2 234.4	-2 282.0
Depreciation, amortisation and impairment charges	-1 267.6	-2 441.9

Operating Profit	1 486.9	-151.6
Share of results of associated companies	79.6	14.6
Net financial items	-343.5	-206.2

Profit before Tax and Minority Interests	1 223.0	-343.2
Income tax expense	-299.6	120.9

Profit after Tax	923.4	-222.3
Minority interests	2.9	0.1

Net Profit for the Period	926.3	-222.2

Key Ratios
Basic earnings per share, EUR	1.03	-0.25
Diluted earnings per share, EUR	1.03	-0.25

Condensed Consolidated Cash Flow Statement

	2001	2002
	EUR million

Cash Flow from Operating Activities
Operating profit	1 486.9	-151.6
Adjustments	1 219.2	2 256.2
Change in net working capital	51.4	-52.1
Change in short-term interest-bearing receivables	-222.6	-495.1

Cash Flow Generated by Operations	2 534.9	1 557.4
Net financial items	-306.8	-69.1
Income taxes paid	-699.6	-62.1

Net Cash Provided by Operating Activities	1 528.5	1 426.2

Acquisitions	-376.2	-56.3
Proceeds from sale of fixed assets and shares	155.0	751.0
Capital expenditure	-857.1	-877.6
Proceeds from the long-term receivables, net	193.6	-74.4

Net Cash Used in Investing Activities	-884.7	-257.3

Cash Flow from Financing Activities
Change in long-term liabilities	-351.3	-487.6
Change in short-term borrowings	-216.1	-56.3
Dividends paid	-407.4	-403.6
Proceeds from issue of share capital	31.9	—
Purchase of own shares	-199.8	-286.9

Net Cash Used in Financing Activities	-1 142.7	-1 234.4

Net Increase in Cash and Cash Equivalents	-498.9	-65.5
Translation differences on cash holdings	1.5	-13.0
Cash and bank at the beginning of period	744.4	247.0

Cash and Cash Equivalents at Period End	247.0	168.5

Property, Plant and Equipment, Intangible Assets and Goodwill

	2001	2002
	EUR million

Carrying value at 1 January	15 103.4	14 701.2
Acquisition of subsidiary companies	148.5	150.4
Additions	857.1	877.6
Disposals	-288.5	-571.1
Depreciation/amortisation, impairment and other movements	-1 119.3	-3 217.2

Balance Sheet Total	14 701.2	11 940.9

Acquisitions of Subsidiary Companies
Property, plant and equipment	25.1	150.4
Borrowings	—	-71.1
Other assets, less liabilities	98.5	-23.0

Fair value of net assets	123.6	56.3
Goodwill	123.4	—

Total Purchase Consideration	247.0	56.3

Borrowings

	2001	2002
	EUR million

Non-current borrowings	5 182.0	650.4
Current borrowings	1 227.5	4 525.2

	6 409.5	5 175.6

Carrying value at 1 January	6 855.5	6 409.5
Debt acquired with new subsidiaries	—	71.1
Proceeds from /—payments of borrowings (net)	-584.2	-662.4
Translation difference	138.2	-642.6

Total Borrowings	6 409.5	5 175.6

Condensed Consolidated Balance Sheet

Assets

		31 Dec 2001	31 Dec 2002
		EUR million

Fixed Assets and Other Long-term Investments
Property, plant & equipment, intangibles and goodwill	O	14 701.2	11 940.9
Unlisted shares	O	181.0	148.5
Investment in associated companies	I	306.7	218.7
Listed securities	I	197.4	162.2
Non-current loan receivables	I	505.4	480.6
Deferred tax assets	T	28.1	52.7
Other non-current assets	O	257.9	241.1

		16 177.7	13 244.7

Current Assets
Inventories	O	1 600.0	1 565.0
Tax receivables	T	224.3	243.1
Short-term receivables	O	1 976.3	1 902.4
Current portion of loan receivables	I	333.1	1 090.5
Cash and cash equivalents	I	247.0	168.5

		4 380.7	4 969.5

Total assets		20 558.4	18 214.2

Shareholders’ Equity and Liabilities

		31 Dec 2001	31 Dec 2002
		EUR million

Shareholders’ Equity		8 989.0	8 156.9
Minority Interests		50.2	30.4

Long-term Liabilities
Pension provisions	O	774.0	747.0
Deferred tax liabilities	T	2 011.0	1 787.3
Other provisions	O	153.6	194.5
Long-term debt	I	5 182.0	4 525.2
Other long-term liabilities	O	51.4	36.9

		8 172.0	7 290.9

Current Liabilities
Interest-bearing liabilities	I	1 227.5	650.4
Tax liabilities	T	488.7	537.7
Other current liabilities	O	1 631.0	1 547.9

		3 347.2	2 736.0

Total Liabilities		11 519.2	10 026.9

Total Shareholders’ Equity and Liabilities		20 558.4	18 214.2

Items designated with “O” are included in operating capital.
Items designated with “I” are included in interest-bearing net liabilities.
Items designated with “T” are included in the tax liability.

Statement of Changes in Shareholders’ Equity

	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
	EUR million
Balance at 1 January 2001	1 576.3	1 823.2	-173.7	—	-69.6	5 414.6	8 570.8
Effect of adopting IAS 39	—	—	—	75.7	—	-8.5	67.2
Repurchase of Stora Enso Oyj shares	—	—	-199.8	—	—	—	-199.8
Cancellation of Stora Enso Oyj shares	-39.4	-208.6	248.0	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-407.4	-407.4
Share issue	4.6	31.1	—	—	—	—	35.7
Options exercised (Consolidated Papers, Inc.)	—	-6.2	—	—	—	—	-6.2
Net profit for the period	—	—	—	—	—	926.3	926.3
OCI entries	—	—	—	-17.1	—	—	-17.1
Translation adjustment	—	—	—	—	19.5	—	19.5

Balance at 31 December 2001	1 541.5	1 639.5	-125.5	58.6	-50.1	5 925.0	8 989.0
Repurchase of Stora Enso Oyj shares	—	—	-286.8	—	—	—	-286.8
Cancellation of Stora Enso Oyj shares	-13.8	-83.6	97.4	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-403.6	-403.6
Share issue	1.9	-1.9	—	—	—	—	0.0
Net loss for the period	—	—	—	—	—	-222.2	-222.2
OCI entries	—	—	—	174.8	—	—	174.8
Translation adjustment	—	—	—	—	-94.3	—	-94.3

Balance at 31 December 2002	1 529.6	1 554.0	-314.9	233.4	-144.4	5 299.2	8 156.9

CTA = Cumulative Translation Adjustment
OCI = Other Comprehensive Income

Commitments and Contingencies

	31 Dec 2001	31 Dec 2002
	EUR million
On own Behalf
Pledges given	18.7	0.8
Mortgages	396.6	111.4
On Behalf of Associated Companies
Mortgages	1.0	1.0
Guarantees	68.3	59.3
On Behalf of Others
Pledges given	0.6	0.3
Guarantees	98.0	16.8
Other Commitments, Own
Leasing commitments, in next 12 months	43.4	41.5
Leasing commitments, after next 12 months	257.3	237.2
Pension liabilities	2.1	2.7
Other commitments	92.5	71.5

Total	978.5	542.5

Pledges given	19.3	1.1
Mortgages	397.6	112.4
Guarantees	166.3	76.1
Leasing commitments	300.7	278.7
Pension liabilities	2.1	2.7
Other commitments	92.5	71.5

Total	978.5	542.5

Net Fair Values of Derivative Financial Instruments

	31 Dec 2001	31 Dec 2002
	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
	EUR million
Interest rate swaps	27.6	205.4	2.6	202.8
Interest rate options	0.0	—	—	—
Cross-currency swaps	-50.6	1.6	23.2	-21.6
Forward contracts	23.2	192.0	11.7	180.3
Commodity contracts	33.1	252.4	0.0	252.4
Equity swaps	23.0	0.0	55.5	-55.5

Total	56.3	651.4	93.0	558.4

Nominal Values of Derivative Financial Instruments

	31 Dec 2001	31 Dec 2002
	EUR million
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	16.1	109.3
Maturity 2-5 years	766.5	922.8
Maturity 6-10 years	947.5	1 088.1

	1 730.1	2 120.2
Interest rate options	500.0	—

Total	2 230.1	2 120.2

Foreign Exchange Derivatives
— Cross-currency swap agreements	243.7	216.5
— Forward contracts	7 526.2	3 902.4

Total	7 769.9	4 118.9

Commodity derivatives
Commodity contracts	270.1	538.6

Total	270.1	538.6

Equity swaps
Equity swaps	131.0	216.5

Total	131.0	216.5

Sales by Product Area

	Q1/01	Q2/01	Q3/01	Q4/01	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002
	EUR million
Magazine Paper	910.2	847.6	831.7	859.5	3 449.0	767.3	721.0	747.1	801.4	3 036.8
Newsprint	501.7	490.7	471.9	469.6	1 933.9	412.8	413.2	403.2	412.3	1 641.5
Fine Paper	1 021.3	904.1	838.6	853.5	3 617.5	827.1	787.0	751.0	742.9	3 108.0
Packaging Boards	701.9	704.2	672.8	645.1	2 724.0	766.2	781.9	758.6	736.7	3 043.4
Timber Products	307.3	311.8	266.2	295.2	1 180.5	286.1	320.8	314.1	314.2	1 235.2
Merchants	231.4	211.5	188.9	208.5	840.3	211.7	183.4	155.8	169.7	720.6
Forest	511.5	442.3	410.3	461.5	1 825.6	497.9	479.2	464.7	516.9	1 958.7
Other	-548.3	-523.8	-479.9	-510.0	-2 062.0	-540.2	-453.5	-485.9	-482.0	-1 961.6

Total	3 637.0	3 388.4	3 200.5	3 282.9	13 508.8	3 228.9	3 233.0	3 108.6	3 212.1	12 782.6

Operating Profit by Product Area excluding Non-recurring Items and Goodwill

	Q1/01	Q2/01	Q3/01	Q4/01	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002
	EUR million
Magazine Paper	113.6	72.3	83.9	77.1	346.9	31.6	2.3	19.6	25.8	79.3
Newsprint	134.1	125.6	128.7	120.4	508.8	72.8	61.1	64.5	42.4	240.8
Fine Paper	167.6	81.9	70.6	74.4	394.5	93.1	73.1	70.2	56.2	292.6
Packaging Boards	115.1	90.2	97.5	43.4	346.2	100.6	70.7	116.2	78.3	365.8
Timber Products	5.6	7.9	2.5	-3.4	12.6	11.2	14.1	9.7	11.8	46.8
Merchants	0.2	-1.3	-1.6	-4.5	-7.2	-1.0	1.9	1.2	3.4	5.5
Forest	25.3	26.8	15.9	20.1	88.1	23.4	25.7	25.3	21.9	96.3
Other	-1.9	-17.7	-21.9	-1.7	-43.2	-16.6	-17.5	-9.3	-8.4	-51.8
Amortisation on consolidation goodwill	-36.6	-39.3	-36.6	-39.0	-151.5	-41.1	-41.2	-42.0	-24.5	-148.8

Operating Profit excl. non-recurring Items	523.0	346.4	339.0	286.8	1 495.2	274.0	190.2	255.4	206.9	926.5
Non-recurring items	—	-9.6	18.0	-16.7	-8.3	—	51.6	-1 229.5	99.8	-1 078.1

Operating Profit Total (IAS)	523.0	336.8	357.0	270.1	1 486.9	274.0	241.8	-974.1	306.7	-151.6
Net financial items	-121.8	-121.4	-67.7	-32.6	-343.5	-45.2	-44.0	-56.2	-60.8	-206.2
Share of results of associated companies	28.3	23.3	16.3	11.7	79.6	11.7	8.4	-2.4	-3.1	14.6

Profit Before Tax and Minority Interests	429.5	238.7	305.6	249.2	1 223.0	240.5	206.2	-1 032.7	242.8	-343.2
Income tax expense	-146.0	-82.2	-93.9	22.5	-299.6	-79.4	-68.3	36.6	232.0	120.9

Profit after Tax	283.5	156.5	211.7	271.7	923.4	161.1	137.9	-996.1	474.8	-222.3
Minority interests	-0.2	-1.7	2.0	2.8	2.9	-0.1	0.1	-2.6	2.7	0.1

Net Profit for the Period	283.3	154.8	213.7	274.5	926.3	161.0	138.0	-998.7	477.5	-222.2

Operating Profit by Product Area

	Q1/01	Q2/01	Q3/01	Q4/01	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002
	EUR million
Magazine Paper	98.1	55.1	68.6	60.9	282.7	14.1	-14.4	-1 033.7	42.5	-991.5
Newsprint	132.5	124.0	127.7	118.9	503.1	71.4	59.7	63.2	41.0	235.3
Fine Paper	152.7	57.3	55.9	58.8	324.7	80.1	60.6	-121.4	50.0	69.3
Packaging Boards	113.5	88.5	95.8	41.7	339.5	96.4	61.2	112.7	75.4	345.7
Timber Products	4.1	6.3	1.0	-6.2	5.2	7.9	9.4	6.5	8.6	32.4
Merchants	-0.5	-2.0	-2.3	-5.2	-10.0	-1.7	-25.2	0.8	1.5	-24.6
Forest	25.3	26.8	15.9	20.1	88.1	23.4	25.7	25.3	47.8	122.2
Other	-2.7	-19.2	-5.6	-18.9	-46.4	-17.6	64.8	-27.5	39.9	59.6

Operating Profit Total	523.0	336.8	357.0	270.1	1 486.9	274.0	241.8	-974.1	306.7	-151.6
Net financial items	-121.8	-121.4	-67.7	-32.6	-343.5	-45.2	-44.0	-56.2	-60.8	-206.2
Share of results of associated companies	28.3	23.3	16.3	11.7	79.6	11.7	8.4	-2.4	-3.1	14.6

Profit Before Tax and Minority Interests	429.5	238.7	305.6	249.2	1 223.0	240.5	206.2	-1 032.7	242.8	-343.2
Income tax expense	-146.0	-82.2	-93.9	22.5	-299.6	-79.4	-68.3	36.6	232.0	120.9

Profit after Tax	283.5	156.5	211.7	271.7	923.4	161.1	137.9	-996.1	474.8	-222.3
Minority interests	-0.2	-1.7	2.0	2.8	2.9	-0.1	0.1	-2.6	2.7	0.1

Net Profit for the Period	283.3	154.8	213.7	274.5	926.3	161.0	138.0	-998.7	477.5	-222.2

Stora Enso shares

Closing price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
October	10.40	10.50	95.00	95.50	10.35
November	12.30	12.30	109.50	110.00	11.85
December	10.10	10.05	91.00	90.50	10.46

Trading volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
October	112 177	85 477 027	328 992	38 897 870	1 862 500
November	782 807	60 206 649	203 080	27 578 351	1 733 200
December	3 973 478	49 108 490	316 332	26 145 817	1 274 200

Total	4 868 462	194 792 166	848 404	92 622 038	4 869 900

www.storaenso.com
www.storaenso.com/investors

Publication dates for financial information

Interim Review for January – March 2003	29 April 2003
Interim Review for January – June 2003	24 July 2003
Interim Review for January – September 2003	23 October 2003

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to differ materially from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: January 31, 2003